787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

June 23, 2017

VIA EDGAR CORRESPONDENCE

Mr. Jay Williamson

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Legg Mason Small-Cap Quality Value ETF (the “Fund”),

a series of Legg Mason ETF Investment Trust (the “Trust”)

Post-Effective Amendment No. 17 (the “Amendment”)

Securities Act File No. 333-206784

Investment Company Act File No. 811-23096

Dear Mr. Williamson:

The Trust filed the Amendment on April 17, 2017 pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended (the “1933 Act”), with an effective date of July 1, 2017. This letter responds to comments with respect to the Amendment that you provided in a telephone conversation with Ben Haskin and James Hahn. For your convenience, the substance of those comments has been restated below. The Trust’s response to each comment is set out immediately under the restated comment. Please note that we have not independently verified information provided by the Trust. Capitalized terms have the meanings assigned in the Amendment unless otherwise defined in this letter.

As you requested, the comments will responded to in a letter filed on EDGAR, and the letter be filed with sufficient time for the SEC staff (the “Staff”) to review the responses, which will include in the any revised disclosure so that Staff may review the responses and respond to the Trust prior to the Fund’s effective date.

Comment No. 1: The fee table states that “Other Expenses” are estimated as “None.” Please explain the basis for this disclosure and reference the experience of other funds in the complex that have unitary fees.

Response: The Fund has a unitary fee structure pursuant to which only limited categories of expenses may be paid by the Fund. Based on this fee structure and registrant’s experience with other exchange-traded funds with the same fee structure, the registrant estimates “none” for other expenses at this time.

NEW YORK      WASHINGTON      HOUSTON      PARIS      LONDON       FRANKFURT      BRUSSELS      MILAN      ROME

in alliance with Dickson Minto W.S., London and Edinburgh

Comment No. 2: Please supplementally provide the Underlying Index methodology “White Paper” and also explain why the index’s methodology is rules-based.

Response: We have supplementally provided the Rulebook for the Underlying Index. Royce takes the view that the methodology is rules-based because the Underlying Index is constructed solely from objective algorithms that do not require subjective input from the index construction committee.

Comment No. 3: The Staff notes that the Fund intends to track an Underlying Index constructed by an affiliate of the Fund. Please explain how the Trust meets the self-indexing exemptive relief on which it relies.

Response: The Trust has self-indexing relief as part of its passive ETF exemptive relief and intends to comply with that relief as part of its compliance program, including with respect to the absence of licensing fees paid for the index.

Comment No. 4: Though the Fund’s investment objective is to track the Underlying Index, Mr. Williamson noted that the Fund includes the term “small-cap” in its name. Please explain how the Fund intends to comply with Rule 35d-1 under the 1940 Act (the “Names Rule”). On a supplemental basis, please (1) disclose the market capitalization range the Underlying Index uses, (2) explain why the Trust believes such a range is an appropriate measurement for small-capitalization companies, and (3) provide an undertaking that the Trust will periodically review the range for appropriateness.

Response: The Fund intends to comply with the Names Rule by investing at least 80% of its net assets in securities that compose the Underlying Index. The index rank orders the “Investable Universe,” as defined by the Rulebook, by descending market capitalization. It then selects securities ranked 1,001 to 3,000 (i.e., the 2,000 securities with the smallest market capitalization) from the Investable Universe in order to create a list of eligible small-cap securities. The range is appropriate because it approximates the market capitalization range and methodology found in widely used passive small capitalization indexes. With this methodology, there is no need to review the market capitalization range due to the fact that it will shift along with market movements impacting small-cap securities in widely used passive small-cap indexes. As of March 31, 2017, the market capitalization range of securities in the Underlying Index was $4.2 billion to $15 million, the average market capitalization was $1.1 billion, and the median market capitalization was $824 million.

Comment No. 5: Please explain how Royce determines “insufficient trading volume” within the investment universe.

Response: The Investable Universe is currently filtered to only include stocks that have a three-month average daily value traded exceeding $400,000. Royce considers stocks that have trading volumes below that level to be insufficient, though such value may change as appropriate over time to reflect changes in market trading volumes.

Comment No. 6: Please consider revising Item 4 disclosure related to the Fund’s principal investment strategies and use bullet points where possible. For example, consider separating the third paragraph into two paragraphs, one describing the investment universe and another explaining the multifactor scoring system, which could be broken into bullet points. In addition, please revise the following sentences so they are written in more plain English:

•	“After the securities are scored by quality and value factors, each security’s momentum score is used as a transaction rule for the purpose of delaying/expediting the addition/deletion of the security in the Underlying Index.”

•	“Underlying Index position weights are then calculated using a fundamental composite score that aims at adding value by relying on more efficient estimations of a company’s true economic value than those provided by market capitalization.”

Response: The requested changes have been made. Here are the revised sentences for the sentences listed in the bullets above:

•	“After the securities are scored by quality and value factors, each security’s momentum score, which is based on the price performance over the most recent 30 days, is used to determine the timing of the addition or deletion of the security into the Underlying Index.”

•	“Underlying Index position weights are then calculated using a composite score based on company fundamentals that include book value, revenue, free cash flow, and dividends paid.”

Comment No. 7: In the Fund’s principal investment strategies, please revise the sentence noting a security’s momentum score to explain (1) what a momentum score is, (2) how it is calculated, and (3) the meaning of the term “transaction rule.”

Response: The requested changes have been made.

Comment No. 8: A sentence is included in the principal investment strategies that states “[n]o individual security in the Underlying Index will exceed 3%, and there is no minimum weighting for a security.” Is the 3% limit the only portfolio constraint, or do other sector limitations exist? Please revise the disclosure as appropriate.

Response: The Underlying Index also includes a 25% maximum exposure to industry sectors.

Comment No. 9: The following sentence appears in the Fund’s principal investment strategies: “Any changes or deviations from this methodology are made in the sole judgment and discretion of Royce so that the Underlying Index continues to achieve its objectives.” Please explain this statement, and the circumstances in which Royce would change or deviate from the methodology, and note how such change or deviation would be consistent with a rules-based approach.

Response: Though Royce does not intend to change or deviate from the methodology, one possible circumstance would be in an attempt to limit the portfolio turnover rate of the Fund.

Comment No. 10: Please explain how the index provider determines whether a security is investable, as it is unclear whether there are any screens that would prevent the Fund from owning a certain percentage of an issuer’s equity, or whether the Fund’s purchase or sale of a security would impact the trading volume of an underlying issuer. Please revise the disclosure as necessary.

Response: Royce determines whether a security is investable based on liquidity constraints, meaning that a stock must have a three-month average daily value traded exceeding $400,000 in order to be investable.

Comment No. 11: The following sentence appears in “Index-Related Risk”: “Apart from scheduled rebalances, the index administrator or its agents may carry out additional ad hoc rebalances to the Underlying Index in order, for example, to correct an error in the selection of index constituents.” Please tell the Staff under what other circumstances, besides to correct an error, would the index administrator or its agents carry out an ad hoc rebalance of the Underlying Index.

Response: This disclosure has been removed as Royce will not engage in ad-hoc rebalancing of the Underlying Index.

Comment No. 12: Please remove “Risk of Secondary Listings” or otherwise explain why the Trust thinks such disclosure is necessary.

Response: The Trust believes that there is a possibility that the Fund may at some time be secondarily listed on an exchange other than its primary exchange and believes the referenced disclosure is appropriate and consistent with disclosure in other ETF registration statements.

Comment No. 13: The “Operational Risk” and “Passive Investment Risk” appear as one paragraph in the statutory section of the Prospectus. Please separate as appropriate.

Response: The “Operational Risk” and “Passive Investment Risk” have been revised to be separate paragraphs as intended.

Comment No. 14: Please file the index licensing agreement as an exhibit to the Rule 485(b) filing.

Response: The Trust confirms that the index licensing agreement will be included as an exhibit to the Rule 485(b) filing.

Comment No. 15: The SAI states in part that “[e]ach portfolio manager receives quarterly “Portfolio-Related Variable Compensation that is either asset-based, or revenue based . . . .” Please clarify what the terms mean and what the compensation is designed to incentivize.

Response: The Fund’s portfolio managers will receive Portfolio-Related Variable Compensation that will consist of a percentage of the net revenue paid to Royce in connection with its sub-advisory services to the Fund. This compensation is designed to compensate the Portfolio Managers for their work relating to the Fund. The term “asset-based” has been removed from the disclosure.

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If you have any questions regarding these responses, please do not hesitate to contact me at (212) 728-8558.

Very truly yours,

/s/ Dianne E. O’Donnell

Cc:	Harris C. Goldblat, Esq., Legg Mason & Co., LLC
Neesa P. Sood, Esq., Willkie Farr & Gallagher LLP
James W. Hahn, Esq., Willkie Farr & Gallagher LLP